UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 29, 2015

POZEN INC.

(Exact name of registrant as specified in its charter)

Delaware	000-31719	62-1657552
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1414 Raleigh Road, Suite 400
Chapel Hill, North Carolina	27517
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (919) 913-1030

Not Applicable

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒        Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐                           Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐                           Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐                           Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item. 1.01  Entry Into A Material Definitive Agreement.

Amendment to the Debt Facility Agreement

On October 29, 2015, POZEN Inc., a Delaware corporation (“POZEN” or the “Company”) executed an Amended and Restated Facility Agreement (the “Amended and Restated Facility Agreement”) among POZEN, Aralez Pharmaceuticals Limited, a private limited company incorporated in Ireland (“Parent” or “Aralez”), Stamridge Limited (the “Borrower”), Tribute Pharmaceuticals Canada Inc., a corporation incorporated under the laws of the Province of Ontario (“Tribute”), Deerfield Private Design Fund III, L.P. (“Deerfield Private Design”), Deerfield International Master Fund, L.P. (“Deerfield International”), and Deerfield Partners, L.P. (“Deerfield Partners”), and the other lender parties thereto (together with Deerfield Private Design, Deerfield International, and Deerfield Partners, the “Lenders”).

Pursuant to the Amended and Restated Facility Agreement, the Borrower will borrow from the Lenders up to an aggregate principal amount of $275 million, of which (i) $75 million will be in the form of a 2.5% senior secured exchangeable promissory note due six years from issuance and exchangeable into ordinary shares of the Parent, $0.001 nominal value per share (“Parent Shares”) at an exchange price of $9.54 per share (the “Exchange Notes”), issued and sold by Borrower to Deerfield Private Design or its registered assigns, upon the terms and conditions of the Amended and Restated Facility Agreement, and (ii) up to an aggregate principal amount of $200 million with an interest rate of 12.5%, which will be made available for Permitted Acquisitions (as defined in the Amended and Restated Facility Agreement), will be in the form of secured promissory notes issued and sold by the Borrower to the Lenders (the “Acquisition Notes”), evidencing the Acquisition Loans, upon the terms and conditions and subject to the limitations set forth in the Acquisition Notes, all subject to the terms and conditions of the Amended and Restated Facility Agreement. The Amended and Restated Facility Agreement amends and restates the original debt facility agreement executed by POZEN on June 8, 2015 by substituting former “convertible” notes with the Exchange Notes, designating Stamridge Limited as the Borrower and issuer of the Exchange Notes and Acquisition Notes, and providing the Borrower with the option of selling the Exchange Notes for cash.

A copy of the Amended and Restated Facility Agreement is attached hereto as Exhibit 10.1 and is incorporated herein by reference. The foregoing description of the Amended and Restated Facility Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Amended and Restated Facility Agreement. Capitalized terms used above without definition have the meanings given such terms in the Amended and Restated Facility Agreement.

Amendment to the Registration Rights Agreement

In connection with the Amended and Restated Facility Agreement, on October 29, 2015, the Lenders and Parent entered into an Amended and Restated Registration Rights Agreement (the “Amended and Restated Registration Rights Agreement”). The Amended and Restated Registration Rights Agreement amends and restates the original registration rights agreement that the parties entered into on June 8, 2015 in order to provide for certain changes required as a result of the Amended and Restated Facility Agreement, as discussed above.  Pursuant to the Amended and Restated Registration Rights Agreement, Parent agreed to prepare and file with the SEC a Registration Statement on Form S-3, or other such form as required to effect a registration of the Parent Shares issued or issuable upon exchange of or pursuant to the Exchange Notes (the “Registerable Securities”), covering the resale of the Registerable Securities and such indeterminate number of additional ordinary shares as may become issuable upon exchange of or otherwise pursuant to the Exchange Notes to prevent dilution resulting from certain corporate actions. Such Registration Statement must be filed within 45 calendar days following the date of issuance of the Exchange Notes, which deadline was satisfied by the filing of a registration statement on Form S-1 on August 7, 2015. In the event the SEC does not permit all of the Registerable Securities to be included in the Registration Statement or if the Registerable Securities are

not otherwise included in a Registration Statement filed under the Amended and Restated Registration Rights Agreement, the Parent has agreed to file an additional Registration Statement by no later than the Additional Filing Deadline (as defined in the Amended and Restated Registration Rights Agreement) covering the resale of all Registerable Securities not already covered by an existing and effective Registration Statement for an offering to be made on a continuous basis pursuant to Rule 415 of the Securities Act of 1933, as amended (the “Securities Act”). The Amended and Restated Registration Rights Agreement also provides for piggy-back registration, subject to the terms and conditions of the Amended and Restated Registration Rights Agreement.

A copy of the Amended and Restated Registration Rights Agreement is attached hereto as Exhibit 10.2 and is incorporated herein by reference. The foregoing description of the Amended and Restated Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Amended and Restated Registration Rights Agreement. Capitalized terms used above without definition have the meanings given such terms in the Amended and Restated Registration Rights Agreement.

Item 9.01 Financial Statements and Exhibits

(d) Exhibits

Exhibit No.	Description
10.1	Amended and Restated Facility Agreement, dated as of October 29, 2015, among Parent, the Borrower, POZEN, Tribute and the Lenders.
10.2	Amended and Restated Registration Rights Agreement, dated as of October 29, 2015 among Parent and the Lenders.

Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the acquisition or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Additional Information

In connection with the proposed combination transaction, Aralez has filed with the SEC a registration statement on Form S-4 that includes the joint proxy statement/prospectus of Parent and POZEN that also constitutes a prospectus of Parent. POZEN plans to mail the joint proxy statement/prospectus to its stockholders in connection with the transaction. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. POZEN stockholders will be able to obtain the joint proxy statement/prospectus, as well as other filings containing information about POZEN and Parent, free of charge, at the website maintained by the SEC at www.sec.gov. POZEN stockholders may also obtain these documents, free of charge, from POZEN’s website (www.POZEN.com) under the heading “Investors—SEC Filings” or by directing a request to made to POZEN at POZEN Inc., 1414 Raleigh Road, Suite 400, Chapel Hill, North Carolina 27517.

Participants in the Solicitation

The directors and executive officers of Parent and POZEN and other persons may be deemed to be participants in the solicitation of proxies in respect of the transactions contemplated by the joint proxy statement/prospectus. Information regarding POZEN’s directors and executive officers is available in its definitive proxy statement filed with the SEC by POZEN on April 27, 2015. This document can be obtained free of charge from the sources indicated above. Other information regarding the interests of the participants in the proxy solicitation will be included in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Caution Regarding Forward-Looking Information and “Safe Harbor” Statement

To the extent any statements made in this document or the presentation contain information that is not historical, these statements are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, and may be forward-looking information as defined under applicable Canadian securities legislation (collectively, “forward-looking statements”). Forward-looking statements can generally be identified by the use of words such as “believe”, “anticipate”, “expect”, “estimate”, “intend”, “continue”, “plan”, “project”, “will”, “may”, “should”, “could”, “would”, “target”, “potential” and other similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances, including, but not limited to, statements related to the anticipated consummation of the business combination transaction among Parent, POZEN and Tribute and the timing and benefits thereof, the anticipated equity and debt financings and the closings thereof, the combined company’s strategy, plans, objectives, expectations (financial or otherwise) and intentions, future financial results and growth potential, anticipated product portfolio, development programs and management structure, the proposed listing on the NASDAQ and TSX and other statements that are not historical facts, are forward-looking statements. Although certain of these statements set out herein and in the presentation are indicated above, all of such statements that contain forward-looking statements are qualified by these cautionary statements. Although POZEN believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Actual results and the timing of events could differ materially from those anticipated in such forward looking statements as a result of risks related to the parties ability to complete the business combination and financings on the proposed terms and schedule; the parties ability to close the capital investment on the proposed terms and schedule; Parent meeting the listing standards on the NASDAQ and TSX; risk that Parent may be taxed as a U.S. resident corporation; risks associated with business combination transactions, such as the risk that the businesses will not be integrated successfully, that such integration may be more difficult, time-consuming or costly than expected or that the expected benefits of the transaction will not occur; risks related to future opportunities and plans for the combined company, including uncertainty of the expected financial performance and results of the combined company following completion of the proposed transaction; disruption from the proposed transaction, making it more difficult to conduct business as usual or maintain relationships with customers, employees or suppliers; the calculations of, and factors that may impact the calculations of, the acquisition price in connection with the proposed merger and the allocation of such acquisition price to the net assets acquired in accordance with applicable accounting rules and methodologies; and the possibility that if the combined company does not achieve the perceived benefits of the proposed transaction as rapidly or to the extent anticipated by financial analysts or investors, the market price of the combined company’s shares could decline, as well as other risks related to POZEN’s and Tribute’s business, including POZEN’s inability to build, acquire or contract with a sales force of sufficient scale for the commercialization of YOSPRALA™ in a timely and cost-effective manner, the parties’ failure to successfully commercialize our product candidates; costs and delays in the development and/or FDA approval of our product candidates (including YOSPRALA™), including as a result of the need to conduct additional studies or due to issues with third-party manufacturers, or the failure to obtain such approval of POZEN’s product candidates for all expected indications, including as a result of changes in regulatory standards or the regulatory environment during the development period of any of its product candidates; the inability to maintain or enter into, and the risks resulting from POZEN’s dependence upon, collaboration or contractual arrangements necessary for the development, manufacture, commercialization, marketing, sales and distribution of any products, including its dependence on AstraZeneca and Horizon for the sales and marketing of VIMOVO®, POZEN’s dependence on Patheon for the manufacture of YOSPRALA™ 81/40 and YOSPRALA™ 325/40 ; the ability of POZEN and Tribute to protect their intellectual property and defend their patents; regulatory obligations and oversight; and those risks detailed from time-to-time under the caption “Risk Factors” and elsewhere in POZEN’s SEC filings and reports.

Additional information about these factors and about the material factors or assumptions underlying such forward-looking statements may be found in the body of this document, as well as under Item 1.A. in POZEN’s Annual Reports on Form 10-K for the fiscal year ended December 31, 2014, Item 1.A in POZEN’s most recent Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2015, and in the registration statement on Form S-4 filed by Aralez on July 20, 2015, as amended by Amendment No. 1 filed on August 19, 2015. POZEN cautions that the foregoing list of important factors that may affect future results is not exhaustive. When relying on forward-looking statements to make decisions with respect to POZEN, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. POZEN does not undertake any obligation to update or revise any forward-looking statement, except as may be required by law.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: October 30, 2015	POZEN INC.

	By:	/s/ William L. Hodges
William L. Hodges
Chief Financial Officer